SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           OCWEN FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   675746 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 Harold D. Price
                          2450 Presidential Way, #1806
                         West Palm Beach, Florida 33401
                                 (561) 686-5109
--------------------------------------------------------------------------------
                   (Name, Address, Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               September 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                               Page 1 of 10 Pages

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 2 of 10 Pages

---------------------------------                    ---------------------------


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Harold D. Price
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
      ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
   NUMBER OF SHARES                 7          SOLE VOTING POWER
  BENEFICIALLY OWNED
   BY EACH REPORTING                             0
      PERSON WITH          -----------------------------------------------------
                                    8          SHARED VOTING POWER

                                                981,928
                           -----------------------------------------------------
                                    9          SOLE DISPOSITIVE POWER

                                                 0
                           -----------------------------------------------------
                                   10          SHARED DISPOSITIVE POWER

                                                981,928
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       981,928
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 3 of 10 Pages

---------------------------------                    ---------------------------


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HAP Investment Partnership
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
      ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF SHARES         7     SOLE VOTING POWER
  BENEFICIALLY OWNED
   BY EACH REPORTING                0
      PERSON WITH         ------------------------------------------------------
                            8     SHARED VOTING POWER

                                   791,390
                          ------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                    0
                          ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   791,390
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       791,390
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 4 of 10 Pages

---------------------------------                    ---------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Annette Price
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
      ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES         7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING               0
     PERSON WITH         -------------------------------------------------------
                           8     SHARED VOTING POWER

                                  791,390
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                  0
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                  791,390
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       791,390
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 5 of 10 Pages

---------------------------------                    ---------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Harold Price Nominee Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
      ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             0
     PERSON WITH      ----------------------------------------------------------
                         8     SHARED VOTING POWER

                                190,538
                      ----------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                190,538
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       190,538
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 6 of 10 Pages
---------------------------------                    ---------------------------


Item 1.  Security and Issuer
----------------------------

         The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of Ocwen Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

Item 2.  Identity and Background
--------------------------------

         This Schedule is filed by Harold D. Price, his spouse Annette Price, the Harold Price Nominee Partnership, a Massachusetts partnership ("Nominee
Partnership"), and HAP Investment Partnership, a Delaware partnership ("HAP")(collectively, the "Reporting Persons").

         The partners of HAP are Mr. and Mrs. Price.

         The partners of the Nominee Partnership are Mr. Price, his children, Ronald Price and Sheryl Rothberg, and his grandchildren, Melissa Price, Jennifer
L. Price, Michelle L. Rothberg and David Rothberg.

         Mr. and Mrs. Price's business address is 2450 Presidential Way, #1806, West Palm Beach, Florida 33401. The business address of HAP is 657 Quarry Street, Fall River, Massachusetts 02723. The business address of the Nominee Partnership is 657 Quarry Street, Fall River, Massachusetts 02723.

         Mr. Price is a retired executive of a garment manufacturer. Mrs. Price is a housewife. HAP is an investment partnership for the investment of securities. The Nominee Partnership is a partnership formed to act as nominee for various trusts established for the benefit of Mr. Price's family members.

         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Mr. and Mrs. Price are United States citizens.

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 7 of 10 Pages

---------------------------------                    ---------------------------


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

           Prior to the Issuer's initial public offering, Mr. Price acquired 611,490 shares of Common Stock in March 1988 as nominee for various trusts for the benefit of members of his family which were transferred to the Nominee Partnership (327,552 shares were sold in the Issuer's initial public offering). HAP acquired 1,436,990 shares of Common Stock from Mr. Price in December 1994.


Item 4.  Purpose of Transaction
-------------------------------

         The Reporting Persons believe that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

         The Reporting Persons currently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         As of September 30, 1997, 30,252,610 shares of Common Stock were outstanding.

         Mr. Price previously beneficially owned 1,720,928 shares of Common Stock of the Issuer. Mr. Price currently beneficially owns 981,928 shares of Common Stock of the Issuer, which represents approximately 3.2% of the outstanding shares of Common Stock. Such amount includes 190,538 shares which are held by the Nominee Partnership as nominee for various trusts for the benefit of members of his family for which Mr. Price shares voting and

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 8 of 10 Pages

---------------------------------                    ---------------------------


dispositive power with such partnership, and 791,390 shares held by HAP for which Mr. Price shares voting and dispositive power with Mrs. Price.

         HAP beneficially owns 791,390 shares of Common Stock of the Issuer which represents approximately 2.6% of the outstanding shares of Common Stock. Such shares are also deemed to be beneficially owned by the partners of HAP, which are Mr. and Mrs. Price, with whom voting and dispositive power is shared.


         HAP has sold 645,600 shares of Common Stock of the Issuer on the following dates and terms:


                                                                                  Price Net of
        Number of                           Settlement                             Commissions
         Shares           Trade Date           Date          Gross Price          and Expenses
        ---------         ----------        ----------     ---------------       --------------
            100            09/05/97          09/12/97      $      4,375.00       $     4,371.85

          4,800            09/08/97          09/25/97           210,000.00           209,849.00

         16,600            09/12/97          09/25/97           722,725.82           722,203.72

         90,800            09/05/97          09/25/97         3,966,661.56         3,963,805.33

         30,600            09/30/97          10/03/97         1,286,524.98         1,284,646.09

          6,000            10/01/97          10/06/97           253,500.00           253,131.55

         85,000            10/02/97          10/07/97         3,633,750.00         3,628,528.87

        156,900            10/03/97          10/08/97         6,865,473.30         6,855,830.45

        254,800            10/06/97          10/09/97        11,419,065.84        11,403,397.20

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 9 of 10 Pages

---------------------------------                    ---------------------------


         The Nominee Partnership has sold 93,400 shares of Common Stock of the Issuer on the following dates and terms:


                                                                    Price Net of
    Number of    Trade       Settlement                              Commissions
     Shares      Date           Date            Gross Price         and Expenses
    ---------    -----       ----------         -----------         ------------
     5,000     08/28/97       09/03/97       $   211,875.00      $    211,567.93

     2,100     08/29/97       09/04/97            89,775.00            89,646.00

    20,900     09/02/97       09/05/97           893,961.97           892,678.17

    22,000     09/03/97       09/08/97           847,500.40           946,148.81

    43,400     09/04/97       09/09/97         1,894,687.76         1,892,020.60



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         None of the Reporting Persons is a party to any contract,  arrangement,
understanding  or  relationship   (legal  or  otherwise)  with  respect  to  any
securities of the Issuer.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------


         The following exhibits are included as exhibits to this Schedule:

         The joint filing agreement among the Reporting Persons is included on the signature page.

---------------------------------                    ---------------------------
CUSIP No.  675746 10 1                 13D             Page 10 of 10 Pages

---------------------------------                    ---------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

         The undersigned hereby agree that this Statement on Schedule 13D filed on or about this date with respect to the beneficial ownership of shares of Common Stock of Ocwen Financial Corporation is being filed jointly on behalf of each of the persons and entities named below.


October 29, 1997

                                              /s/ Harold D. Price
                                              ----------------------------------
                                                  Harold D. Price


                                              /s/ Annette Price
                                              ----------------------------------
                                                  Annette Price


                                              HAP INVESTMENT PARTNERSHIP


                                              By: /s/ Harold D. Price
                                              ----------------------------------
                                                      Harold D. Price


                                              HAROLD PRICE NOMINEE PARTNERSHIP


                                              By: /s/ Harold D. Price
                                              ----------------------------------
                                                      Harold D. Price